Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a Transition Update newsletter that was sent to Peoples Energy employees via email on October 3, 2006.
Transition Update

October 3, 2006

Focus on Employees: Special Severance Plan Offered During Merger

It’s been two months since we announced the merger and we know that one of the biggest questions on employee’s minds is how their job might be affected once the merger is approved and after we begin operating as a combined company. While we don’t yet have the answers to this question, we do know that we need experienced employees to stay with the company as we move through the transition process, get through the closing and begin integrating the two companies into one.

For us to be successful long-term, our primary focus throughout the transition has to be the customer. We need the help of all employees to continue to deliver a high level and quality of service or we risk the future success of our entire organization.

But we also know that it can be difficult for you to make this kind of commitment when the future is at stake. So, to make the process a little easier, WPS and Peoples Energy have established a special plan to encourage employees to stay with the company while the transaction works its way through the approval process and integration teams develop plans to fit the new structure.

“We know people are anxious about their futures,” said Larry Weyers on behalf of the Transition Committee. “We can’t predict what will happen as this transaction moves along, so we developed a special plan to provide some level of security.

“We hope that by putting these policies in place before any staffing changes are necessary, employees will be less fearful of staying and be willing to help us make sure the combination of WPS and Peoples is a success,” Weyers said. “At the same time, if positions are eliminated, we want employees to know what their options are.”

What benefits are included?
The special severance plan is exclusive of other severance benefits provided by WPS or by Peoples Energy. An employee cannot receive severance benefit under multiple plans and/or agreements with the companies. The plan includes these benefits:

•
Eligible employees receive a minimum severance payment of 14 weeks of base pay and a maximum severance payment of 52 weeks of base pay. All eligible employees will receive the minimum 14 weeks of base pay, regardless of your years of service. “Base pay” excludes extraordinary compensation such as overtime, shift differential, cash bonuses/incentives or other special compensation. The company will recognize weeks of severance to determine retirement benefits eligibility and vesting (including Rule of 85 eligibility). Note that severance pay is not considered eligible earnings for any salary-based benefits.

•	Lump-sum payment based on two weeks of base pay per full year of service, plus one week of base pay per full $15,000 increment of annual base pay.

•	Eligibility for annual incentive payout based on known performance results or, if unknown, prorated payout based on target performance.

•	Cash payment for unused and accrued vacation or PTO (prorated).

•	Company-paid costs for six months of COBRA medical and dental coverage, payable in a lump-sum, taxable payment.

•	Outplacement assistance or a cash payment in lieu thereof. This is at the discretion of the company and will extend for 30 days or longer, based on job level.

Who is covered?
The special severance plan covers non-executive, non-union, regular full-time and part-time employees who leave the company involuntarily as a direct result of the WPS-Peoples Energy merger.

The plan assumes employees who leave are doing so without cause (no performance problems) and that they have been unable to find a comparable position within the new company. In this case, “comparable position” means a position that is located within a 50-mile radius of their current job and is at the same or higher base pay.

Employees are not eligible to participate in the plan if they lose their current job and are offered a comparable position with a current Peoples / WPS company at the same or higher base pay that is within 50-miles of the location of his/her current job. Nor can they participate if they decline this position. Specifics of the program will be discussed at a later date.

When is the plan in effect?
The plan will be in effect beginning with the merger closing date. It will continue for 24 months after closing to accommodate changes resulting from integration activities expected to begin in 2007.

How do I qualify?
Assuming you are among the covered employees as explained above, you will be asked to sign a waiver-and-release form that documents the terms agreed to by the company and you. You must also remain employed and productive until the company’s designated release/termination date. It’s also important to note that an employee cannot receive severance benefits under multiple plans and/or agreements with the company.

Doesn’t Peoples already have a similar plan?
No. There was a voluntary enhanced termination plan that was put in place at Peoples several years ago during a corporate reorganization. At that time all employees were informed that the plan would be offered for a limited time.

Next steps
The plan has been approved by the Transition Committee and will go into effect at closing, as planned. Subsequent communications will be provided on this topic as additional information becomes available. If you have questions about the new separation plan, please send an e-mail via transition@wpsr.com or via “Answers to Your Questions” on PeoplesNet.

Transaction News: New Company Org Design Underway

The combination of WPS and Peoples Energy presents many challenges. But it also presents a unique opportunity to create a new organizational structure pulling from the best of both companies.

To answer the challenge, WPS Resources and Peoples Energy created an Organizational Design (OD) Team with members from both companies. Their mission was to look at both companies’ current structures, research how other companies are set up, and recommend the best way to integrate the services and operations of WPS and Peoples Energy into a single, successful organization.

The OD Team recently presented its recommendation to the Transition Committee for approval. Although the final design will not be announced until later this month, here is some background information about what the OD Team considered in developing its recommendations.

•	To make sure the company is organized in a way that best meets the needs of our customers, they were the driving force for the organizational design.

•	The team also addressed leadership roles, responsibilities, and decision-making accountability for the top three levels of the organization.

•	Finally, the OD team addressed the cultural attributes for the new company and made recommendations in this regard also.

A New Leadership Team
The OD Team focused on defining the structure for the top three levels of the company leadership and their key functions:

Level 1: CEO Larry Weyers

Level 2: CEO’s direct reports and their functions

Level 3: Sub-functions and potential leaders below them

In its recommendation, the team provided suggestions for where specific “functional boxes” should fit on the organization chart, but not the individuals who might fill them.

In terms of staffing, Larry Weyers will select his direct reports and they, in turn, will select staff for their functional areas in most cases. We expect the Level 2 leaders and perhaps some of the Level 3 leaders to be named soon. The remainder of the Level 3 leaders will likely be announced later this fall.

Mission, Vision, and Values
The OD Team also made preliminary suggestions for the new company’s mission, vision and values. Company-wide success remains a theme, as well as a continued commitment to all of our stakeholders, including employees. Values based on integrity, safety, innovation and collaboration were recommended. The new leadership team will further develop and implement the company’s mission, vision and values throughout the company.

What Happens Now?
Larry Weyers, the Transition Committee and the boards of directors for WPS Resources and Peoples Energy are reviewing the OD Team’s recommendations. The decision announcement will be communicated to all employees in meetings with managers, through the Transition Update and on company intranets.

Once the transaction closes and the new organizational structure is put in place, there will be additional changes. At this point, we can’t say exactly what this will mean for each of you. But we do know that the combined company will need quality employees from both organizations and that new opportunities will be created. The company will provide assistance for employees whose jobs will be affected by the change, and you will learn more about these programs as decisions are made.

In the meantime, if you have questions or concerns, please talk with your manager. And keep reading the Transition Update and checking the company intranet for more news and information.

Regulatory News

The combination of WPS Resources and Peoples Energy is news. As the integration process continues, you will see some media coverage surrounding the proceeding, including updates from the various regulators that are reviewing and approving the combination.

Here’s a quick overview of the regulatory process between now and the anticipated close of the transaction:

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The Federal Energy Regulatory Commission (FERC), Illinois Commerce Commission (ICC), Federal Trade Commission (FTC), Department of Justice (DOJ) and Public Service Commission of Wisconsin (PSCW) must review and approve the combination of WPS Resources and Peoples Energy before the transaction is allowed to close.

•	The FERC regulates the transfer of natural gas, electricity, and oil between states. This organization is expected to approve the transaction by the end of the year.

•
The ICC ensures consumer interest is balanced with the actions of service providers, including utilities, and according to the law. If there are contested issues following exchange of testimony in mid-November, the ICC will conduct hearings in Mid-January.

•
The FTC and DOJ monitor these types of transactions to make sure consumers are not negatively affected. Both WPS Resources and Peoples Energy filed the appropriate applications last week, and the transaction will automatically be approved if the companies are not contacted by the FTC or DOJ within 30 days.

•
The PSCW is an independent state agency that oversees Wisconsin public utilities. It was announced in September 2006 that it had entered the review/approval stage in the evaluation process in which third parties can intervene.

•	The review process must go through several more stages before the combination is approved and the transaction can close.

Employee viewpoint survey shows good attitudes, strong interest in merger details

The first in a series of surveys designed to measure employee attitudes, interests and satisfaction with the merger process was completed September 21, 2006, with nearly a 60 percent response rate. The online questionnaire of all administrative employees (non-union) 28-question survey was sent to 1,769 administrative employees and 98 leaders at WPS and 1,200 administrative employees and 74 leaders at Peoples Energy. Another round of surveys is being planned. This time union employees will also be included.

Although the data are still being analyzed and the final report is being prepared, initial findings show employees gave positive marks about the merger and the transition process. Here’s a quick overview:

Attitudes
Whether we are talking about merger attitudes, information levels and sources, satisfaction, support for the merger, or level of concern, WPS employees and Peoples Energy employees are more alike in their attitudes about the merger than they are different.

A majority of employees believe the new company, as a whole, will be stronger than the pieces alone. At the same time, many employees are unsure whether they will personally benefit from the merger. Peoples Energy employees are more concerned about changes they will face and express interest in some change-management training.

Information
Most employees understand why the two companies are merging but are still not clear on how the merger process will work, what role they will play in the merger, and how customers will benefit. Some of these questions will be naturally answered as more employees are pulled into the process and as we share more information about the merger process.

Among all sources of information, satisfaction is highest with the Transition Update newsletter. The data also suggest that while communications can still be significantly improved, employees may really be looking for assurances that can’t be given at this time. The survey also validated the important communication role of leaders and direct supervisors.

Support for the Merger
Support for the merger is generally high, with slightly higher support among WPS employees than Peoples Energy employees. Still, at the personal level, a fair number of employees are unsure of their own level of support for the merger.

Concern for Changes Caused by the Merger
Employees from both companies are concerned about losing health and retirement benefits and losing their jobs. Employee benefits will remain about the same for a one year period following the close of the merger. See page 1 for additional information about severance packages the companies are providing affected employees.

Thank You!
The HR/Change Management Team wants to thank everyone who participated in this first viewpoint survey. It is the benchmark in a series of surveys to help the integration teams better meet employee needs. In the mean time, the team will work with the Communications Team and other project teams to make use of these results.

Building our Brand

With the combination of WPS Resources and Peoples Energy comes an exciting opportunity to establish a brand that communicates the values and goals of our new company.

Executed properly, a brand not only reflects a company’s identity, it also positively impacts how people think of the organization, its people, and its products and services. Most important, a company’s brand influences how people react to news about the organization (both positive and negative), and helps them make purchasing decisions.

Debbie Wendt at WPS, is leading the NewCo Branding Team, which includes Kim Kumiega and Esther Kang from Peoples, as well as others from WPS. Once the company’s new name has been finalized, the team will develop a complete Brand Identity Program which will include:

•	Logos for the new holding and nonregulated companies

•	Guidelines for logo use, identification of colors and typography

•	Standards for corporate stationary, customer communications, emails and signage and vehicles.

Be sure to watch this section of the Update for more news as our branding program develops.

Answers to Your Questions

As the combination of WPS Resources and Peoples Energy moves forward, we are committed to providing you with the information you need. Many employees want to know how the combination will affect them, and some of the most common questions are included below. Communication is especially important during this transition period, so please feel free to submit a question to Transition Update. We will continue to answer new questions in future issues.

Will people who receive severance packages be eligible for unemployment benefits?

Unemployment compensation is governed by the state, not by the corporation, so your local state laws would apply. Generally speaking, yes, people receiving severance packages are eligible for unemployment compensation benefits.

Does WPS have lump sum as well annuities in its pension plans?

The WPS pension program offers both lump sum and annuity distributions. Administrative (non-union) employees select one or the other, based on individual preferences. Represented employees (union) receive an annuity, as stipulated in their contracts.

Is it true that WPS Resources employees have to work until they're 62 before they can retire? Will Peoples Energy’s current 85-point system still be available?

WPS employees are eligible for retirement at age 58. The retirement eligibility requirements, along with all the other benefits for the new corporation, are yet to be determined. We will let you know as soon as these decisions are made.

According to a union contract - WPS union employees are not offered a lump sum. They can elect to take an early retirement and reduced pension at age 58. Would our benefits be reduced? Will we in the future still have the 85 rule and the lump sum option?

Union pension plans are governed by the respective union agreements and stay into effect until a new contract is negotiated.

A complete list of responses to submitted questions about the WPS Resources and Peoples Energy combination can be found on the companies’ intranets.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to fle a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/ prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312-240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K fled with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders fled with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K fled with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders fled with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

October 3, 2006